SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 28, 2022, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, October 28, 2022 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), reports that the Shareholders’ Meeting held today approved by majority the distribution of a dividend to the Shareholders up to the sum of ARS 4,340,000,000 payable in cash and/or in kind, in the latter case valued at market price, delegating to the Company's Board of Directors the capacity to determine the form of payment in cash or in kind, or a combination of both options.

Likewise, the amendment of articles Sixteenth (Board meetings), Twenty-second (committees) and Twenty-third (Supervisory Committee) of the bylaws was approved by majority, proposing some modifications to the wording and comparative table that was filed and made up of Argentine Exchange Commision prior to the shareholders’ meeting, as well as the presentation to the Argentine Exchange Commision of a new comparative table with the approved texts for administrative compliance, within the periods established for this purpose.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

October 28, 2022	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets